Mark E. Crone Managing Partner mcrone@cronelawgroup.com

March 5, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn: Daniel Crawford

Joe McCann

John Coleman

Re:	Bon Natural Life Limited
Amendment No. 3 to Registration Statement on Form F-1
Submitted March 3, 2025
File No. 333-283333

Dear Sir and Madam:

On behalf of Bon Natural Life Limited, a Cayman Islands exempted company (the “Company”), we hereby submit to the Securities and Exchange Commission (the “Commission”) this correspondence in response to the comments of the staff (the “Staff”), dated March 4, 2025, with reference to the Company’s Amendment No. 3 to Registration Statement on Form F-1 submitted to the Commission on March 3, 2025.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 3 to Registration Statement on Form F-1

Cover Page

1.	We note your amended disclosure and response to prior comment 2 and reissue in part. It appears that the exercise price of your Series B Warrants could increase, and if it were to do so, then there could be more than 130,000,000 Class A Ordinary Shares underlying the Series B Warrants. Please advise or revise the header, the cover page narrative and the Summary to highlight the maximum number of shares that could be issued upon exercise of your Series B warrants. For guidance, refer to Regulation S-K, Item 501(b)(2).

Response: In response to the Staff’s comment, we respectfully advise the Staff that the Company and Univest Securities, LLC represent and warrant to the Staff that the initial exercise price and floor price set with respect to the Series B Warrants in the offering will be at prices to ensure that the maximum number of Class A Ordinary Shares issuable under the Series B Warrants will not exceed 130,000,000 shares.

420 Lexington Avenue, Suite 2446, New York, NY 10170 | 646-861-7891

12121 Wilshire Blvd., Suite 810, Los Angeles, CA 90025 | 818-930-5686

We hope the Amended Registration Statement addresses the comments of the Commission. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely,

THE CRONE LAW GROUP, P.C.

/s/ Joe Laxague
Joe Laxague, Esq.

cc: Yongwei Hu

420 Lexington Avenue, Suite 2446, New York, NY 10170 | 646-861-7891

12121 Wilshire Blvd., Suite 810, Los Angeles, CA 90025 | 818-930-5686